Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

January 26, 2017

Via EDGAR, Email and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	magicJack VocalTec Ltd.
Revised Preliminary Proxy Statement on PRER14A Filed January 13, 2017 File No. 0-27648

Dear Mr. Hindin:

On behalf of our client, magicJack VocalTec Ltd. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2017, with respect to the Revised Preliminary Proxy Statement on Schedule 14A, File No. 0-27648 filed with the Commission on January 13, 2017 (the “Revised Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Statement.

General

1.	We note your response to prior comment 1. Please revise the disclosure to provide additional detail regarding why the Company determined that the information provided to the Company in Carnegie’s proposal did not meet the requirements of the Companies Law and was invalid as a matter of law.

Response:

Subsequent to the filing of the Revised Preliminary Proxy Statement, Paul M. Posner and Carnegie Technologies Holdings, LLC (collectively, “Carnegie”) provided supplemental information with respect to their proposal to elect their seven director candidates to the Board at the 2016 Annual Meeting. In consultation with Israeli legal counsel, the Company has determined that Carnegie’s notice is now proper under the Israeli Companies Law and the election of the Carnegie nominees will be included as a proposal in the Company’s proxy materials for the 2016 Annual Meeting. Further, on January 18, 2017, Carnegie filed a Notice of Submission of a Nominee or Nominees on Schedule 14N with the Commission. In addition, David Kanen and Kanen Wealth Management, LLC (collectively, “Kanen”) filed a Notice of Submission of a Nominee or Nominees on Schedule 14N with the Commission on January 25, 2017. In accordance with the requirements of Rule 14a-18 of Regulation 14A and Item 7(f) of Schedule 14A, the Company will include the information provided in Item 6 of the Carnegie and Kanen Schedule 14N filings in the Company’s forthcoming amendment to the Revised Preliminary Proxy Statement.

Securities and Exchange Commission January 26, 2017 Page 2

2.	We note your response to prior comments 2 and 5 and are unable to agree that the date of the annual meeting is October 7, 2016 and not February 28, 2017. We reissue both comments.

Response:

We respectfully request that the Staff reconsider its decision, but we would distinguish between the requirement to mail an annual report and the requirement to include a Compensation and Discussion Analysis (the “CD&A”) and compensation tables for fiscal year 2016 in connection with the Company’s proxy statement for the 2016 Annual Meeting.

Compensation and Discussion Analysis (CD&A) and Compensation Tables

In respect of the Staff’s comment on the CD&A and compensation tables, we acknowledge the Staff’s concerns on the age of the executive compensation information included in connection with these disclosures. We acknowledge that this information can be made available in advance of the availability of the 2016 financial results without a significant delay. Thus, in response to the Staff’s comment, the Company will update the CD&A section and compensation tables in the forthcoming amendment to the Revised Preliminary Proxy Statement with respect to fiscal year 2016.

Annual Report

We respectfully submit that 1S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations (the “Telephone Interpretation”) does not constitute a law or binding rule. We do not believe that the language of Rule 14a-3 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 14a-3”), clearly requires the Company to mail the annual report for the fiscal year 2016. Rule 14a-3 references the financials for the “two most recent fiscals.” The words “most recent” could be interpreted to refer only to the financials for the fiscal years preceding the fiscal year for which the annual meeting is held (and not the calendar year). As previously explained, the Company’s 2016 Annual Meeting is held for the 2015 fiscal year of the Company. Consequently, under this alternative interpretation, the Company would not be required to furnish the 2016 financials in connection with the 2016 Annual Meeting. We would also like to note that in the ordinary course the Company's Form 10-K for the 2016 fiscal year is due on March 16, 2017 and the Part III information for the Form 10-K is due on May 1, 2017.

As we will explain, if the Company was required to furnish an annual report for fiscal year 2016, this would result in a significant delay of the 2016 Annual Meeting and cause significant harm to the Company, to the detriment of all shareholders.

The Requirement Would Delay the Annual Meeting by Another Two Months

If the Company is required to mail an annual report for fiscal year 2016 in connection with the Company’s proxy statement for the 2016 Annual Meeting, the Company would need to postpone the 2016 Annual Meeting until the end of April:

●	The Company does not believe that the financial statements for fiscal year 2016 will be ready for filing before March 15, 2017. Therefore, the Company could not mail the proxy statement until after that time.
●	Under the Israeli Companies Law, there needs to be at least 35 days between the mailing of the definitive proxy statement and the date the annual general meeting of shareholders is held.

Consequently, under applicable law, the earliest date for the 2016 Annual Meeting would be April 19, 2017. Practically speaking, however, 35 days is too short of a time period for a contested proxy solicitation, in particular because the Company has a significant percentage of retail shareholders. In practice, a proxy solicitation period for a Company with significant retail shareholders is at least 45 days, which would result in April 29, 2017 as the date for the 2016 Annual Meeting.

Securities and Exchange Commission January 26, 2017 Page 3

A Delay of the Annual Meeting by Another Two Months would Cause Significant Harm to the Company

We believe that a postponement of the 2016 Annual Meeting until the end of April would exacerbate the negative impact of this particularly complicated proxy contest on the Company, to the detriment of all of the Company’s shareholders.

For nearly five months, the Board and management has been forced to divert their attention from the operation and management of the Company in order to address the Kanen director proposal, the ensuing negotiations, and the last minute submission of the Carnegie director proposal. Further, the constant publicity created by this proxy contest has created volatility in the Company’s share price and exposed it to threats from competitors who seek to usurp the Company’s market share or poach the Company’s employees. Although these are common issues during a proxy contest, the circumstances of this particular contest, namely the complications of multiple dissident slates and the particularities of Israeli law, have subjected the Company to an unusually long and distracting process, even assuming a February 28, 2017 meeting date. Any further delay would necessarily prolong the contest and its negative and damaging effects on the Company.

We would also like to state again our concern that any further delay of the 2016 Annual Meeting would expose the Company to potential liability under the Israeli Companies Law and would threaten the Company’s listing under the NASDAQ Listing Rules:

●	Under NASDAQ Rules, the Company is required to hold an annual meeting within 12 months of the end of each of the Company’s fiscal years. After the Company announced its decision to postpone the 2016 Meeting until February 28, 2017, NASDAQ notified the Company that it is no longer in compliance with the NASDAQ Rules and that the Company must, no later than February 17, 2017, submit a definitive plan to hold a meeting with respect to fiscal year 2015 and thereby regain compliance. The NASDAQ Rules do not require the Company to include an annual report for fiscal year 2016 with its proxy statement for the 2016 Annual Meeting in order to regain compliance.

●	Under Section 60(a) of the Israeli Companies Law, Israeli companies are required to hold an annual general meeting every year no later than on the expiry of 15 months from the previous annual general meeting. The Company’s previous annual general meeting was held on July 8, 2015, or just over 18 months prior to the date of this letter. Any further delay would only increase the Company’s exposure to liability under the Israeli Companies Law.

Lastly, if the Company is forced to postpone the 2016 Annual Meeting by another two months, although purely motivated by compliance with the Staff’s comments, this would most certainly open the Board up to accusations of foul play and entrenchment by the dissidents, ISS, Glass Lewis and institutional investors. This could affect the ultimate outcome of the proxy contest. We believe that the shareholders of the Company should be able make their voting decisions solely on the merits of the arguments of each of the soliciting parties – and not be distracted by a controversy over another postponement.

On balance, we believe it is clear that a delay of another two months is more harmful to the Company’s shareholders than not having the annual report for fiscal year 2016 prior to the 2016 Annual Meeting.

It was Impossible to Hold the 2016 Annual Meeting by Year-End 2016 Following the Kanen Proposal

Following the receipt of the director proposal of Kanen, it was practically almost impossible for the Board to hold the 2016 Annual Meeting prior to the end of 2016 and to also meet its fiduciary obligations with respect to the consideration of the Kanen Nominees and comply with the specific timing requirements under Israeli law and Regulation 14A.

Securities and Exchange Commission January 26, 2017 Page 4

Under Israeli law, the Board was obligated to postpone the 2016 Annual Meeting to conduct a thorough review of the Kanen nominees. In order to properly reschedule the 2016 Annual Meeting following this postponement, the Company was required to comply with the following timing requirements of Regulation 14A and the Israeli Companies Law:

●	Under Rule 14a-13(a)(3) of Regulation 14A, an issuer is obligated to initiate a broker search with respect to shareholders entitled to vote at an annual meeting at least 20 business days prior to the record date of such meeting.
●	Under the Israeli Companies Law, the record date for an annual general meeting of shareholders must be between 28 and 40 days prior to the date of the annual general meeting.
●	Under the Israeli Companies Law, a company must wait 21 days between the issuance of an initial preliminary proxy statement and the mailing of a definitive proxy statement with respect to the same meeting of shareholders.
●	Under the Israeli Companies Law, a company must mail its definitive proxy statement no less than 35 days prior to the date of an annual general meeting of shareholders.

As stated in our previous letter and disclosed in the Revised Preliminary Proxy Statement, between September and December 2016 the Board conducted a thorough review of the Kanen nominees and spent significant time conversing with Kanen regarding his concerns and the possible settlement of his proposed proxy contest, as evidenced by the addition of a Kanen nominee to the Board’s slate and the selection of an additional independent director nominee from among a number of candidates. In this context, it is also important to note that five Jewish holidays (Rosh Hashanah, Yom Kippur, Sukkot, Shemini Atzeret Simch at Torah, and Hanukkah), Thanksgiving and the Christmas holiday in the U.S. fell into this time period. Moreover, the Board’s Nomination and Governance Committee members include directors who live in Israel and the U.S., causing scheduling issues for in-person interviews with Kanen’s nominees. Taken together with the timing requirements referenced above, these circumstances made it practically almost impossible for the Company to hold the 2016 Annual Meeting prior to the end of 2016.

We believe that the Telephone Interpretation of Rule 14a-3 is Impracticable in Proxy Contests

As we will explain, the Telephone Interpretation for Rule 14a-3 is impracticable in circumstances where an annual meeting is postponed into a subsequent year due to a proxy contest.

Annual meetings are often delayed as a result of a proxy contest. Many companies postpone their previously scheduled annual meeting in a proxy contest to provide more time to fully inform the shareholders in the context of a contested director election. Numerous companies routinely hold their annual meetings towards year-end, such that a postponement causes the annual meeting dates to slip into the subsequent year. If the Staff requires a provision of the financial statements for the year that just ended, there would be an automatic delay until April in each these proxy contests – even where a company intended to postpone the annual meeting only until early January. We do not believe that this would be reasonable or equitable.

To the best of our knowledge, the Staff has not issued this comment before in connection with a proxy contest. In fact, there are numerous companies who delayed their annual meeting into the next year due to a proxy contest – however, to our knowledge, only MagicJack has received this comment. We also consulted with several proxy solicitors who have been working on proxy contests for more than 30 years, and they have never seen or heard the SEC making this comment.

The Company will Mail the 2017 Annual Report with Connection with the 2017 Annual Meeting

We would also like to reiterate our previous response that the 2016 Annual Meeting is not the Company’s annual general meeting of shareholders for 2017. The 2017 Annual Meeting will be held later this year (i.e., the intent is to hold both the 2016 and 2017 Annual Meetings in 2017). The proxy materials for the 2017 Annual Meeting will be accompanied or preceded by an annual report for the 2016 fiscal year in full compliance with Rule 14a-3, and the Company is in no way asking to be relieved of this obligation with respect to its 2017 Annual Meeting.

In light of the foregoing, we believe that the Company should not be required to mail the annual report for fiscal year 2016 in connection with the 2016 Annual Meeting. Rather, in the Company’s circumstances, Rule 14a-3 should be interpreted to require only the financials for the fiscal years preceding the fiscal year for which the annual meeting is held (and not the calendar year in which the annual meeting is held).

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Securities and Exchange Commission January 26, 2017 Page 5

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc: Gerald N. Vento, magicJack VocalTec Ltd.